CUSIP No. 141410 20 9                                          Page 1 of 8 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 1)(1)

                              Pharmion Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   71715B 40 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Domain Associates, L.L.C.                Ropes & Gray LLP
One Palmer Square                        45 Rockefeller Plaza
Princeton, NJ  08542                     New York, New York  10111
Attn:  Kathleen K. Schoemaker            Attn:  John C. MacMurray, Esq.
Tel. (609) 683-5656                      Tel. (212) 841-5700
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   June 12, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

-------------
         1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes).

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CUSIP No. 141410 20 9                                          Page 2 of 8 Pages


1)       Name of Reporting Persons                         Domain Partners
         S.S. or I.R.S. Identification                        VI, L.P.
         No. of Above Persons

         EIN No.:
-------------------------------------------------------------------------------
2)       Check the Appropriate Box                            (a) [x]
         if a Member of a Group*                              (b) [ ]
-------------------------------------------------------------------------------
3)       SEC Use Only
-------------------------------------------------------------------------------
4)       Source of Funds                                       WC
-------------------------------------------------------------------------------
5)       Check if Disclosure of
         Legal Proceedings is                                  [ ]
         Required Pursuant to
         Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)       Citizenship or Place
         of Organization                                       Delaware
-------------------------------------------------------------------------------
Number of                               7)   Sole Voting       1,484,100
Shares Beneficially                          Power
Owned by Each
Reporting Person
With
                                        ---------------------------------------
                                        8)   Shared Voting
                                             Power               -0-
                                        ---------------------------------------
                                        9)   Sole Disposi-     1,484,100
                                             tive Power
                                        ---------------------------------------
                                        10)  Shared Dis-
                                             positive Power      -0-
                                        ---------------------------------------
11)      Aggregate Amount Beneficially                         1,484,100
         Owned by Each Reporting Person
--------------------------------------------------------------------------------
12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares
--------------------------------------------------------------------------------
13)      Percent of Class
         Represented by                                        4.6%
         Amount in Row (11)
--------------------------------------------------------------------------------
14)      Type of Reporting
         Person                                                PN

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CUSIP No. 141410 20 9                                          Page 3 of 8 Pages

1)       Name of Reporting Persons                        DP VI Associates, L.P.
         S.S. or I.R.S. Identification
         No. of Above Persons

         EIN No.:
-------------------------------------------------------------------------------
2)       Check the Appropriate Box                            (a) [x]
         if a Member of a Group*                              (b) [ ]
-------------------------------------------------------------------------------
3)       SEC Use Only
-------------------------------------------------------------------------------
4)       Source of Funds                                       WC
-------------------------------------------------------------------------------
5)       Check if Disclosure of
         Legal Proceedings is                                  [ ]
         Required Pursuant to
         Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)       Citizenship or Place
         of Organization                                       Delaware
-------------------------------------------------------------------------------
Number of                               7)   Sole Voting       15,900
Shares Beneficially                          Power
Owned by Each
Reporting Person
With
                                        ---------------------------------------
                                        8)   Shared Voting
                                             Power               -0-
                                        ---------------------------------------
                                        9)   Sole Disposi-     15,900
                                             tive Power
                                        ---------------------------------------
                                        10)  Shared Dis-
                                             positive Power      -0-
                                        ---------------------------------------
11)      Aggregate Amount Beneficially                         15,900
         Owned by Each Reporting Person
--------------------------------------------------------------------------------
12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares
--------------------------------------------------------------------------------
13)      Percent of Class
         Represented by                                        Less than 0.1%
         Amount in Row (11)
--------------------------------------------------------------------------------
14)      Type of Reporting
         Person                                                PN

CUSIP No. 141410 20 9                                          Page 4 of 8 Pages


1)       Name of Reporting Persons                    Domain Partners IV, L.P.
         S.S. or I.R.S. Identification
         No. of Above Persons

         EIN No.:
-------------------------------------------------------------------------------
2)       Check the Appropriate Box                            (a) [x]
         if a Member of a Group*                              (b) [ ]
-------------------------------------------------------------------------------
3)       SEC Use Only
-------------------------------------------------------------------------------
4)       Source of Funds                                       Not Applicable
-------------------------------------------------------------------------------
5)       Check if Disclosure of
         Legal Proceedings is                                  [ ]
         Required Pursuant to
         Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)       Citizenship or Place
         of Organization                                       Delaware
-------------------------------------------------------------------------------
Number of                               7)   Sole Voting       800,708
Shares Beneficially                          Power
Owned by Each
Reporting Person
With
                                        ---------------------------------------
                                        8)   Shared Voting
                                             Power               -0-
                                        ---------------------------------------
                                        9)   Sole Disposi-     800,708
                                             tive Power
                                        ---------------------------------------
                                        10)  Shared Dis-
                                             positive Power      -0-
                                        ---------------------------------------
11)      Aggregate Amount Beneficially                         800,708
         Owned by Each Reporting Person
--------------------------------------------------------------------------------
12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares
--------------------------------------------------------------------------------
13)      Percent of Class
         Represented by                                        2.5%
         Amount in Row (11)
--------------------------------------------------------------------------------
14)      Type of Reporting
         Person                                                PN

CUSIP No. 141410 20 9                                          Page 5 of 8 Pages

1)       Name of Reporting Persons                        DP IV Associates, L.P.
         S.S. or I.R.S. Identification
         No. of Above Persons

         EIN No.:
-------------------------------------------------------------------------------
2)       Check the Appropriate Box                            (a) [x]
         if a Member of a Group*                              (b) [ ]
-------------------------------------------------------------------------------
3)       SEC Use Only
-------------------------------------------------------------------------------
4)       Source of Funds                                       Not Applicable
-------------------------------------------------------------------------------
5)       Check if Disclosure of
         Legal Proceedings is                                  [ ]
         Required Pursuant to
         Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)       Citizenship or Place
         of Organization                                       Delaware
-------------------------------------------------------------------------------
Number of                               7)   Sole Voting       9,155
Shares Beneficially                          Power
Owned by Each
Reporting Person
With
                                        ---------------------------------------
                                        8)   Shared Voting
                                             Power               -0-
                                        ---------------------------------------
                                        9)   Sole Disposi-     9,155
                                             tive Power
                                        ---------------------------------------
                                        10)  Shared Dis-
                                             positive Power      -0-
                                        ---------------------------------------
11)      Aggregate Amount Beneficially                         9,155
         Owned by Each Reporting Person
--------------------------------------------------------------------------------
12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares
--------------------------------------------------------------------------------
13)      Percent of Class
         Represented by                                        Less than 0.1%
         Amount in Row (11)
--------------------------------------------------------------------------------
14)      Type of Reporting
         Person                                                PN

CUSIP No. 141410 20 9                                          Page 6 of 8 Pages


                         AMENDMENT NO. 1 TO SCHEDULE 13D

     Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on May 15, 2006 (the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

     The Schedule 13D is hereby amended as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated to read in its entirety as follows:

     The information below is based on a total of 32,042,298 shares of Common Stock outstanding as of May 5, 2006, as reported in the Issuer's report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2006.

     (a) DP VI directly beneficially owns 1,484,100 shares of Common Stock, or approximately 4.6% of the Common Stock outstanding. DP VI A directly beneficially owns 15,900 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. OPSA VI, as the general partner of DP VI and DP VI A, may be deemed to indirectly beneficially own the securities owned by DP VI and DP VI A. DP IV directly beneficially owns 800,708 shares of Common Stock, or approximately 2.5% of the Common Stock outstanding. DP IV A directly beneficially owns 9,155 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. OPSA IV, as the general partner of DP IV and DP IV A, may be deemed to indirectly beneficially own the securities owned by DP IV and DP IV A.

     MANAGING MEMBERS OF OPSA VI AND OPSA IV

     (i) James C. Blair directly beneficially owns 25,066 shares of Common Stock and indirectly beneficially owns through a family limited partnership 1,206 shares of Common Stock, or, in the aggregate, less than 0.1% of the Common Stock outstanding.

     (ii) Brian H. Dovey owns no Common Stock.

     (iii) Jesse I. Treu directly beneficially owns 5,919 shares of Common Stock and indirectly beneficially owns through a family limited partnership 8,578 shares of Common Stock, or, in the aggregate, or less than 0.1% of the Common Stock outstanding.

     (iv) Kathleen K. Schoemaker directly beneficially owns 1,516 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

     (v) Robert J. More directly beneficially owns 2,209 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

     (vi) Nicole Vitullo owns no Common Stock.

     (b) The managing members of OPSA VI and OPSA IV may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by DP VI and DP VI A and by DP IV and DP IV A, respectively. Each of the managing members of OPSA VI and OPSA IV disclaims beneficial ownership of all securities other than those he or she owns directly, if any, or by virtue of his or her indirect pro rata interest, as a managing member of OPSA VI and/or OPSA IV, in the securities owned by DP VI and DP VI A and/or by DP IV and DP IV A.

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CUSIP No. 141410 20 9                                          Page 7 of 8 Pages

     (c) Between June 9 and June 13, 2006, DP VI and DP VI A purchased an aggregate 500,000 shares of Common Stock in open market transactions, at an average purchase price of $17.31 per share.

     (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

     (e) Not applicable.

CUSIP No. 141410 20 9                                          Page 8 of 8 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 14, 2006

                                 DOMAIN PARTNERS VI, L.P.
                                 By: One Palmer Square Associates VI, L.L.C., General Partner

                                 By /s/ Kathleen K. Schoemaker_
                                   ---------------------------
                                             Managing Member

                                 DP VI ASSOCIATES, L.P.
                                 By: One Palmer Square Associates VI, L.L.C., General Partner

                                 By /s/ Kathleen K. Schoemaker
                                   -----------------------------
                                             Managing Member

                                 DOMAIN PARTNERS IV, L.P.
                                 By: One Palmer Square Associates IV, L.L.C., General Partner

                                 By /s/ Kathleen K. Schoemaker_
                                   ---------------------------
                                             Managing Member

                                 DP IV ASSOCIATES, L.P.
                                 By: One Palmer Square Associates IV, L.L.C., General Partner

                                 By /s/ Kathleen K. Schoemaker
                                   -----------------------------
                                                Managing Member